

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2010

<u>**via U.S. mail and facsimile**</u>

Mr. Tai-Ming Ou, Chief Executive Officer
China Clean Energy Inc.
20 Sterling Circle, Suite 204
Wheaton, IL 60187

   RE: China Clean Energy Inc.
     Form 8-K Item 4.01
     Filed January 7, 2010
     Form 8-K/A Item 4.01
     Filed January 14, 2010
     File No. 333-126900

Dear Mr. Ou:

  We have completed our review of your filing and amendment and have no further comments at this time.

          Sincerely,

          Jenn Do
          Staff Accountant